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                                                              File No. 333-83155
                                                              Rule 424(b)(3)



                                STAR SERVICES GROUP, INC.


                                SUPPLEMENT NO. 1 TO
                        PROSPECTUS DATED FEBRUARY 10, 2000



     This supplement relates to the prospectus dated February 10, 2000, of Star Services Group, Inc., forming a part of its registration statement on Form S-1 (SEC File No. 333-83155).

     On March 20, 2000, Star acquired the assets of Allied Rolloff Holdings, Inc. ("Allied"), a Florida corporation engaged in the rolloff container business, pursuant to an asset purchase agreement dated February 16, 2000.

     At the closing of the transactions described in the Asset Purchase Agreement, Star entered into restrictive covenant agreements with Allied and its principals, restricting, among other activities, competing with Star for a period of 5 years from the date of closing.

     The estimated purchase price for the assets acquired was nine hundred sixty thousand four hundred dollars ($960,400). The purchase price was paid in the following manner: (i) five hundred thousand dollars ($500,000) by delivery of Star's secured promissory note; (ii) one hundred sixty thousand four hundred dollars ($160,400) in cash, funded with the proceeds from Star's private placement; (iii) fifty-nine thousand two hundred sixty (59,260) shares of registered and freely transferable common stock of Star (issued from the securities covered by the registration statement, and to be held in escrow pending calculation of the final purchase price). The purchase price is subject to adjustment based on the revenues to be generated in the month of August 2000.




                        The date of this supplement is August 29, 2000